Exhibit 99.1

BROOKFIELD ASSET MANAGEMENT ANNOUNCES COMMENCEMENT OF
NORMAL COURSE ISSUER BID FOR PREFERRED SHARES

Toronto, Ontario, August 10, 2015 – Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A; Euronext: BAMA) (“Brookfield”) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for its proposed normal course issuer bid to purchase up to 10% of the public float of each series of the company’s outstanding Class A Preference Shares, excluding the Series 14 Class A Preference Shares, that are listed on the TSX (the “Preferred Shares”). Purchases under the bid will be made through the facilities of the TSX. The period of the normal course issuer bid will extend from August 12, 2015 to August 11, 2016, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Preferred Shares purchased. All Preferred Shares acquired by Brookfield under this bid will be cancelled. Brookfield has not repurchased any Preferred Shares in the past 12 months.

Under the normal course issuer bid, Brookfield is authorized to repurchase each respective series of the Preferred Shares as follows:
Series	Ticker	Issued and outstanding shares1	Public float1	Average daily trading volume2	Maximum number of shares subject to purchase3
					Total	Daily
Series 2	BAM.PR.B	10,465,100	10,227,590	7,753	1,022,759	1,938
Series 4	BAM.PR.C	4,000,000	3,988,000	4,523	398,800	1,130
Series 8	BAM.PR.E	1,652,394	1,651,394	1,124	165,139	1,000
Series 9	BAM.PR.G	6,347,606	2,854,506	1,106	285,450	1,000
Series 13	BAM.PR.K	9,999,000	8,800,200	4,744	880,020	1,186
Series 17	BAM.PR.M	8,000,000	8,000,000	5,514	800,000	1,378
Series 18	BAM.PR.N	8,000,000	7,814,339	5,740	781,433	1,435
Series 24	BAM.PR.R	11,000,000	11,000,000	12,308	1,100,000	3,077
Series 26	BAM.PR.T	10,000,000	10,000,000	10,712	1,000,000	2,678
Series 28	BAM.PR.X	9,400,000	9,400,000	11,311	940,000	2,827
Series 30	BAM.PR.Z	10,000,000	10,000,000	10,578	1,000,000	2,644
Series 32	BAM.PF.A	12,000,000	12,000,000	8,718	1,200,000	2,179
Series 34	BAM.PF.B	10,000,000	10,000,000	8,007	1,000,000	2,001
Series 36	BAM.PF.C	8,000,000	8,000,000	9,759	800,000	2,439
Series 37	BAM.PF.D	8,000,000	8,000,000	9,748	800,000	2,437
Series 38	BAM.PF.E	8,000,000	8,000,000	4,856	800,000	1,214
Series 40	BAM.PF.F	12,000,000	12,000,000	9,356	1,200,000	2,339
Series 42	BAM.PF.G	12,000,000	12,000,000	11,343	1,200,000	2,835
1.	Calculated as at July 31, 2015.
2.	Calculated for the six months prior to July 31, 2015.

1 | Brookfield Asset Management Inc.

3.
In accordance with TSX rules, any daily repurchases with respect to: (i) the Series 8 and Series 9 Preferred Shares would be limited to 1,000 shares of the respective series and (ii) each of the other series of Preferred Shares (excluding the Series 8 and Series 9 Preferred Shares) would be limited to 25% of the average daily trading volume on the TSX of the respective series.

Brookfield is commencing a normal course issuer bid because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. Brookfield believes that, in such circumstances, acquiring the Preferred Shares represents an attractive and desirable use of its available funds.

From time to time, when Brookfield does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of Preferred Shares at times when Brookfield ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Brookfield’s broker will be adopted in accordance with applicable Canadian securities laws.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates.

For more information about Brookfield Asset Management, please visit our web site at www.brookfield.com or contact:

Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Linda Northwood Investor Relations Tel: (416) 359-8647 Fax: (416) 363-2856 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words “proposed”, “believe”, conditional verbs such as “will”, “may” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking information in this news release includes statements with regards to potential future purchases by Brookfield of its Class A Preference Shares pursuant to the company’s normal course issuer bid. Although Brookfield believes that the anticipated future results or achievements expressed or implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of Brookfield’s securities or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Operating Capabilities, Environment and Risks”. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

2 |  Brookfield Asset Management Inc.